MEDICAL DESIGN STUDIOS, INC.
7231 South Rome Street
Aurora, Colorado 80016

October 20, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Melissa Walsh
Staff Accountant

Re:	Medical Design Studios, Inc.
Amendment No. 1 to Annual Report on Form 10-K/A
For the Year Ended December 31, 2008

Ladies and Gentlemen:

In connection with Medical Design Studios’ response to comments received from the staff of the U.S. Securities and Exchange Commission by letter dated September 22, 2009, Medical Design Studios acknowledges:

1.           Medical Design Studios is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           Medical Design Studios may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MEDICAL DESIGN STUDIOS, INC.

By:	/s/ Justin N. Craig
Justin N. Craig
President, Chief Executive Officer
and Chief Financial Officer